SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D
                               Amendment No. 25


                   Under the Securities Exchange Act of 1934
   Information to be included in statements filed pursuant to Rule 13D-1(A) and Amendments thereto filed pursuant to Rule 13D-2(A)


                              JUNO LIGHTING, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   482047206
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                  Kevin Baker
                         Vice President and Secretary
                          Fremont Investors I, L.L.C.
                        Fremont Investors I CS, L.L.C.
                        199 Fremont Street - Suite 2300
                        San Francisco, California 94105
                           Telephone: (415) 284-8500
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                   Copy to:

                             Kenton J. King, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                             525 University Avenue
                          Palo Alto, California 94301
                                (650) 470-4500

                                August 31, 2004
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------------------------     ------------------------------------
CUSIP No.        482047206                 Page     3      of    13     Pages
--------------------------------------     ------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT INVESTORS I, L.L.C.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) |x|
                                                                  (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                           |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
     SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
  BENEFICIALLY
                             5,952,790
    OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
     EACH
                             0
  REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
    PERSON
                             5,952,790
     WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,952,790
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           68.7%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------------------      ----------------------------------
CUSIP No.        482047206                    Page    4    of     13   Pages
---------------------------------------      ----------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT PARTNERS, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) |x|
                                                                     (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
     SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
  BENEFICIALLY
                             6,550,656
   OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
     EACH
                             0
  REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
   PERSON
                             6,550,656
    WITH
 ------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,550,656
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           75.6%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------------------         --------------------------------
CUSIP No.   482047206                             Page    5     of    13  Pages
--------------------------------------         --------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FP ADVISORS, L.L.C.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) |x|
                                                                  (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
     SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
  BENEFICIALLY
                             6,550,656
   OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
     EACH
                             0
  REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
   PERSON
                             6,550,656
    WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,550,656
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                             |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           75.6%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------------------       ---------------------------------
CUSIP No.     482047206                        Page   6   of   13   Pages
---------------------------------------       ---------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT GROUP, L.L.C.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) |x|
                                                                   (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
     SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
  BENEFICIALLY
                             6,552,807
   OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
    EACH
                             0
 REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
   PERSON
                             6,552,807
    WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,552,807
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           75.6%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

----------------------------------------       --------------------------------
CUSIP No.     482047206                        Page    7   of   13    Pages
----------------------------------------       --------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT INVESTORS, INC.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |x|
                                                                    (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Nevada
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
     SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
 BENEFICIALLY
                             6,552,807
  OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
    EACH
                             0
 REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
   PERSON
                             6,552,807
    WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,552,807
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                             |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           75.6%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------         -----------------------------------
CUSIP No.   482047206                        Page    8   of     13    Pages
-----------------------------------         -----------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT INVESTORS I CS, L.L.C.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
     SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
  BENEFICIALLY
                             597,866
   OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
     EACH
                             0
  REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
   PERSON
                             597,866
    WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           597,866
---------- --------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                          |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.9%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------------------        ---------------------------------
CUSIP No.     482047206_                       Page    9    of    13   Pages
--------------------------------------        ---------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FREMONT PARTNERS, L.L.C.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |x|
                                                                    (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                         |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
    SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
 BENEFICIALLY
                             2,151
   OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
    EACH
                             0
 REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
   PERSON
                             2,151
    WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,151
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                         |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 0.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

         The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1.  Security and Issuer.

         This amendment (this "Statement") amends and supplements the amended and restated statement on Schedule 13D filed by Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. (the "Original Reporting Persons") on July 12, 1999, as amended September 13, 1999 and September 23, 1999, as amended and restated September 30, 1999, as amended and restated on December 10, 1999, as amended and restated on March 9, 2000, as amended and restated on June 8, 2000, as amended and restated on September 19, 2000, as amended and restated on October 9, 2000, as amended on October 23, 2000, as amended on February 14, 2001, as amended on March 5, 2001, as amended on June 8, 2001, as amended on September 6, 2001, as amended on December 11, 2001, as amended on March 11, 2002, as amended on June 5, 2002, as amended on September 4, 2002, as amended on December 12, 2002, as amended on March 7, 2003, as amended on June 6, 2003, as amended on September 2, 2003, as amended on December 2, 2003, as amended on March 5, 2004 and as amended on June 10, 2004. This Statement relates to the Common Stock (the "Common Stock" or the "Shares") of Juno Lighting, Inc., a Delaware corporation (the "Company"), into which the Series A Convertible Preferred Stock of the Company (the "Preferred Stock") is convertible. In addition to the Original Reporting Persons, this Statement is filed by and on behalf of Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C. (together with the Original Reporting Persons, the "Reporting Persons"). The address of the Company's principal executive offices is 1300 South Wolf Road, Des Plaines, Illinois 60017.

Item 3.  Source and Amount of Funds or Other Consideration.

         Inapplicable.

Item 4.  Purpose of the Transaction.

         All of the shares of Common Stock and Preferred Stock acquired by the Reporting Persons were acquired for general investment purposes. Each of the Reporting Persons reserves the right to change their investment intent. Subject to market conditions the Reporting Persons may acquire or dispose of shares of the Company from time to time in future open-market, privately negotiated or other transactions.

         On October 22, 2003, the Company announced that its board had authorized a share repurchase program pursuant to which the Company may repurchase up to $7.5 million of its outstanding Common Stock. Additionally, Fremont Investors I, L.L.C. and its affiliates informed the Company of their intention to purchase up to $4 million of the Company's outstanding Common Stock. The Company and Fremont Investors I, L.L.C. and its affiliates have determined to coordinate their purchases through a single broker. Shares purchased through the coordinated effort will be allocated to the Company and Fremont Investors I, L.L.C. and its affiliates in proportion to the maximum dollar amounts authorized for purchases. Timing of the purchases will depend on prevailing market conditions, alternative uses of capital, legal requirements and other factors. The repurchase program does not require the Company or Fremont Investors I, L.L.C. and its affiliates to repurchase any specific number of shares and may be terminated at any time. To date no such purchases have been transacted.

         On May 21, 2004, Juno's Board of Directors unanimously approved an amendment and restatement of Juno's certificate of incorporation (the "Amended and Restated Certificate of Incorporation"), which includes the following terms:

         o reduces the stated amount (or liquidation preference) of the Preferred Stock by the amount of certain dividends that may be paid on it;

         o adjusts the applicable annual dividend percentage payable on the reduced stated amount to (i) 11% through November 2005,
                  (ii) 12% to the extent dividends are accrued but not paid on or before the date of a refinancing and after November 2005 and (iii) 11% to the extent dividends are accrued but not paid after November 2005 and after a refinancing;

         o subject to certain conditions, allows for (i) deferral of accrued dividends on the Preferred Stock and (ii) deferral of the conversion of accrued dividends to give the Company a window of opportunity to repay deferred dividends prior to the conversion thereof into Common Stock, until the earliest of (1) 30 days after the termination or replacement of the Company's recently completed credit facility or elimination of dividend payment restrictions thereunder (but in no event before July 1, 2008), (2) occurrence of a change in control or liquidation transaction, (3) redemption of the preferred stock or (4) July 1, 2011; and

         o requires that decisions regarding deferral of dividend payments and redemption of the preferred stock be approved by a majority of the Company's independent directors.

         On May 21, 2004, the Reporting Persons, as stockholders, executed an action by written consent approving the amendment.

         A detailed description of the changes to the terms of the Preferred Stock pursuant to the Amended Certificate of Incorporation, together with a description of the adoption of the Amended Certificate of Incorporation, is included in a section titled "Amendment and Restatement of Juno's Amended and Restated Certificate of Incorporation" in a definitive Information Statement filed by the Company with the Securities and Exchange Commission on August 11, 2004 and mailed to the Company's stockholders on or about August 11, 2004. The Amended Certificate of Incorporation giving effect to such changes, among others, was filed with the Secretary of State of the State of Delaware on August 31, 2004.

         Except as set forth above, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of August 31, 2004, Fremont Investors I, L.L.C. owned 1,051,590 shares of Preferred Stock, which are convertible into 5,952,790 shares of Common Stock or 68.7% of the Common Stock of the Company.

         As of August 31, 2004, Fremont Partners, L.P. and FP Advisors, L.L.C. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. and (ii) the 597,866 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Such shares are convertible into and/or represent a total of 6,550,656 shares of Common Stock, or 75.6% of the Common Stock of the Company.

         As of August 31, 2004, Fremont Group, L.L.C. and Fremont Investors, Inc. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., (ii) the 597,866 shares of Common Stock owned by Fremont Investors I CS, L.L.C., and (iii) the 380 shares of Preferred Stock owned by Fremont Partners, L.L.C. Such shares are convertible into and/or represent a total of 6,552,807 shares of Common Stock, or 75.6% of the Common Stock.

         Upon conversion of the Preferred Stock into Common Stock, the voting power represented by the Common Stock would be equivalent to that of the Preferred Stock immediately prior to conversion. Pursuant to the Amended and Restated Certificate of Incorporation of the Company described in Item 4, the Preferred Stock is entitled to certain cash dividends that, if deferred and not paid by the Company by the deadline described in Item 4, may be convertible into shares of Common Stock, subject to certain restrictions, all as further described in Item 4.

         Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Fremont Investors I, L.L.C.

         Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I CS, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 597,866 shares of Common Stock owned directly by Fremont Investors I CS, L.L.C.

         Fremont Group, L.L.C., as the managing member of Fremont Partners, L.L.C., and Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 380 shares of Preferred Stock owned directly by Fremont Partners, L.L.C.

         (b) Fremont Investors I, L.L.C. currently exercises the power to vote or direct the disposition of 1,051,590 shares of Preferred Stock, and the underlying Common Stock. Each of Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., and the underlying Common Stock. In addition, each of Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 597,866 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Fremont Group, L.L.C. and Fremont Investors, Inc. also currently exercise shared power to vote or direct the vote and shared power to dispose or to direct the disposition of an additional 380 shares of the Preferred Stock (for a total of 1,051,970 shares of Preferred Stock), owned directly by Fremont Partners, L.L.C. and the underlying Common Stock.

         Each of the Reporting Persons, as part of a "group" pursuant to Rule 13d-5(b)(1), may be deemed to beneficially own 6,552,807 shares of Common Stock on an as-converted basis, or 75.6% of the Common Stock of the Company.

         Except as reported in Item 3 or this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

         (c) - (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Inapplicable.

Item 7.  Material to be Filed as Exhibits.

The following documents are each incorporated by reference herein.

(1) Joint Filing Agreement, dated as of February 13, 2001 by and between Fremont Investors, I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C. (filed as an exhibit to Amendment No. 10 to
Schedule 13D).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     September  10, 2004

                                      FREMONT INVESTORS I, L.L.C.,
                                      FREMONT INVESTORS I CS, L.L.C.,
                                      FREMONT PARTNERS, L.P.,
                                      FP ADVISORS, L.L.C.,
                                      FREMONT GROUP, L.L.C.,
                                      FREMONT INVESTORS, INC., and
                                      FREMONT PARTNERS, L.L.C.


                                      By: /s/ Mark N. Williamson
                                          ---------------------------------
                                      Name:  Mark N. Williamson
                                      Title: Executive Officer or Executive
                                             Officer of a partner, member or
                                             manager of each Reporting Person